SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press Release, dated October 15, 2009, entitled “Telecom Argentina S.A. announces the cancellation and prepayment of all of its outstanding financial debt of US$1.9 billion”

FOR IMMEDIATE RELEASE

Market Cap: P$ 12.8 billion

(October 15, 2009)

Contacts:

Pedro Insussarry

Solange Barthe Dennin

Telecom Argentina

(54-11) 4968-3743/3752

Telecom Argentina S.A.

announces the cancellation and prepayment

of all of its outstanding financial debt of US$ 1.9 billion.

•

Telecom Argentina has cancelled the remaining portion of its debt issued in 2005 for an amount equivalent to US$ 1.9 billion, in accordance with the terms and conditions of the Acuerdo Preventivo Extrajudicial (“APE”).

•	The debt was prepaid 5 years in advance of the repayment schedule originally agreed with the creditors.

•	The outstanding principal amount together with accrued interest for a total equivalent to US$ 352 million was paid today.

Buenos Aires, October 15, 2009 - Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today that it has cancelled the remaining portion of the debt issued on August 31, 2005 in accordance with the terms and conditions of the APE executed with its financial creditors for the equivalent of US$ 1,883 million.

In August 2005, after the outbreak of the Argentine crisis of 2001/2002, Telecom Argentina reached an agreement with its local and international financial creditors taking into consideration the repayment capacity of the Company and without affecting the sustainability of the Telecom Group´s businesses.

Chief Executive Officer Franco Bertone stated that “shareholder’s support was essential for the restructuring of our financial obligations.” He added “We were able to meet the financial obligations agreed to in 2005 thanks to the effort and commitment of our people together with efficient and disciplined management of our operations. A new stage of development for the Telecom Group begins today which we will face with our financial and operational strengths to grow in market share, revenues and results.”

The efficient management of the resources enabled the Company to cancel the debt issued in accordance with the terms and conditions of the APE, 5 years in advance of the original repayment schedule. With the cancellation performed today, Telecom Argentina has anticipated the commitment undertaken with local and international financial markets pursuant to the APE.

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom Argentina’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2009, Telecom Argentina had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Solange Barthe Dennin 54-11-4968-3752	Evangelina Sánchez 54-11-4968-3718	Ruth Fuhrmann 54-11-4968-4448	Horacio Nicolás del Campo 54-11-4968-6236

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 15, 2009	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors